Exhibit 12.1

	Nine Months Ended May 31, 2005	Fiscal Year Ended August 31,
		2004	2003	2002	2001	2000
Pretax income from continuing operations, as reported	$80,173	$38,825	$45,117	$22,910	$40,772	$47,533
Adjustments:
Fixed charges	11,759	14,597	22,249	34,022	50,176	38,488
Reclassify loss on early extinguishment of debt out of extraordinary						(24,600)

Pretax income from continuing operations, as adjusted	91,932	53,422	67,366	56,932	90,948	61,421
Fixed charges:
Interest expense, net	10,781	13,559	21,430	32,723	49,199	37,670
Interest income	160	110	145	726	448	158
Interest component of rent expense (estimated at 7.25%)	818	928	674	573	529	660

	11,759	14,597	22,249	34,022	50,176	38,488
Earnings to fixed charges ratio	7.8	3.7	3.0	1.7	1.8	1.6